Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

A special meeting of shareholders of iShares Trust was scheduled on July 14, 2005 and subsequently adjourned until August 11, 2005. All proposals were approved by the shareholders except as noted below. The proposals acted upon by shareholders at the special meeting and the results of the shareholder vote were as follows:

Proposal 1*
To elect the eight nominees specified below as Trustees of the Trust, each of whom will serve until his/her successor is duly elected or appointed and qualified.

Trustee	Votes For	Votes Withheld
Lee T. Kranefuss	647,047,151	12,010,432
John E. Martinez	647,057,342	12,000,240
Richard K. Lyons	647,782,813	11,274,769
George G.C. Parker	644,369,500	14,688,081
W. Allen Reed	647,251,696	11,805,888
Cecilia H. Herbert	647,073,394	11,984,192
Charles A. Hurty	647,183,684	11,873,899
John E. Kerrigan	647,826,001	11,231,583
Messrs. Kranefuss, Martinez, Lyons, Reed and Parker previously served as Trustees of the Trust and were re-elected. Ms. Herbert and Messrs. Hurty and Kerrigan were newly elected.

Proposal 2A
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding issuing senior securities. Shareholders of the iShares Goldman Sachs Networking Index Fund and iShares NYSE 100 Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Goldman Sachs Technology	1,829,538	60,647	18,954	746,193
Goldman Sachs Networking	1,528,696	15,105	47,818	1,619,306
Goldman Sachs Semiconductor	2,000,907	51,249	53,372	640,922
Goldman Sachs Software	1,892,292	41,539	97,737	212,545
Goldman Sachs Natural Resources	1,581,780	94,071	47,117	432,605
NYSE Composite	51,189	9,283	2,290	12,492
NYSE 100	126,140	2,647	1,767	90,755

Proposal 2B
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding the making of loans. Shareholders of the iShares Goldman Sachs Networking Index Fund and iShares NYSE 100 Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Goldman Sachs Technology	1,827,770	62,905	18,464	746,193
Goldman Sachs Networking	1,524,932	16,669	50,018	1,619,306
Goldman Sachs Semiconductor	1,966,208	86,216	53,104	640,922
Goldman Sachs Software	1,890,766	43,115	97,687	212,545
Goldman Sachs Natural Resources	1,574,873	99,198	48,897	432,605
NYSE Composite	50,455	9,967	2,340	12,492
NYSE 100	125,940	2,847	1,767	90,755

Proposal 3
To approve a change in the classification of the investment objectives of certain Funds from fundamental to non-fundamental. The shareholders of the iShares Goldman Sachs Networking Index Fund and iShares Goldman Sachs Natural Resources Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Goldman Sachs Technology	1,789,540	100,445	19,154	746,193
Goldman Sachs Networking	1,491,331	49,870	50,418	1,619,306
Goldman Sachs Semiconductor	1,912,408	138,027	55,093	640,922
Goldman Sachs Software	1,872,959	61,156	97,453	212,545
Goldman Sachs Natural Resources	1,390,070	283,594	49,305	432,604

Proposal 4
This proposal did not apply to the Funds in this shareholder report.

* Denotes Trust-wide proposal and voting results.
** Broker non-votes are proxies received by the Fund from brokers or nominees, who did not receive instructions from the beneficial owner or other persons entitled to vote, and who have no discretionary power to vote on a particular matter.